UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                USAir Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                 Series B Cumulative Convertible Preferred Stock
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    911905305
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 1997
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 911905305

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    0%

14      Type of Reporting Person*

               OO;IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 911905305

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    0%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 911905305

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    0%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

          This Amendment No. 4 to Schedule 13D relates to shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Shares" or the "Shares") of USAir Group, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated April 29, 1996, filed by one of the Reporting Persons, and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 4 is being filed by the Reporting Persons to report that Quantum Partners and Quasar Partners have disposed of all Shares held for their respective accounts, and, as such, the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 5.        Interest in Securities of the Issuer.

          (a) Each of the Reporting Persons may be deemed the beneficial owner of no Shares.

          (b) Not applicable.

          (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since January 27, 1997 (60 days prior to the date hereof) by Quantum Partners, Quasar Partners or by any of the Reporting Persons. All of the transactions listed on Annex B hereto were executed in routine brokerage transactions on the New York Stock Exchange.

          (d) Not applicable.

          (e) The Reporting Persons ceased to be beneficial owners of five percent or more of the outstanding Shares on March 26, 1997.


Item 7. Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to Amendment No. 3 and incorporated herein by reference).

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to Amendment No. 3 and incorporated herein by reference).

          C. Joint Filing Agreement dated January 1, 1997 by and among SFM, Mr. Soros and Mr. Druckenmiller (filed as Exhibit C to Amendment No. 3 and incorporated herein by reference).

                                                               Page 6 of 8 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 27, 1997               SOROS FUND MANAGEMENT LLC


                                    By:  /S/ MICHAEL C. NEUS
                                         --------------------------------------
                                         Michael C. Neus
                                         Assistant General Counsel


                                    GEORGE SOROS


                                    By:  /S/ MICHAEL C. NEUS
                                         --------------------------------------
                                         Michael C. Neus
                                         Attorney-in-Fact


                                     STANLEY F. DRUCKENMILLER


                                     By:  /S/ MICHAEL C. NEUS
                                         --------------------------------------
                                         Michael C. Neus
                                         Attorney-in-Fact

                                                               Page 7 of 8 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                               Page 8 of 8 Pages


                                                    ANNEX B

                            RECENT TRANSACTIONS IN THE SERIES B PREFERRED SHARES OF
                                               USAIR GROUP, INC.


                                Date of          Nature of
For the Account of            Transaction       Transaction    Number of Shares          Price Per Share
------------------          -------------       -----------    ----------------          ---------------

Quasar Partners/1/              3/26/97            SELL              4,400                 76.125

                                3/26/97            SELL              1,000                 76.112

                                3/26/97            SELL              1,000                 76.112

                                3/26/97            SELL                500                 76.154

                                3/26/97            SELL              1,200                 76.119

                                3/26/97            SELL                400                 76.154

                                3/26/97            SELL              2,000                 76.133

                                3/26/97            SELL             20,000                 76.127

                                3/26/97            SELL             10,000                 76.129

                                3/26/97            SELL             15,700                 76.127



Quantum Partners/1/             3/26/97            SELL             17,400                 76.126

                                3/26/97            SELL             13,100                 76.129

                                3/26/97            SELL              4,000                 76.123

                                3/26/97            SELL              4,000                 76.123

                                3/26/97            SELL              2,000                 76.123

                                3/26/97            SELL              4,800                 76.146

                                3/26/97            SELL              1,600                 76.146

                                3/26/97            SELL              8,000                 76.123

                                3/26/97            SELL             80,000                 76.128

                                3/26/97            SELL             40,000                 76.128

                                3/26/97            SELL             62,900                 76.125

_________
/1/    Transactions effected at the direction of SFM LLC.